Via Facsimile and U.S. Mail
Mail Stop 4720

May 12, 2010

J. Patrick Gallagher, Jr.
Chairman, President and Chief Executive Officer
Arthur J. Gallagher & Co.
Two Pierce Place
Itasca, IL 60143-3141

Re: **Arthur J. Gallagher & Co.**
Form 10-K for the Fiscal Year Ended December 31, 2009
Definitive Proxy Statement filed March 29, 2010
Form 10-Q for the Quarterly Period Ended March 31, 2010
File Number: 001-09761

Dear Mr. Gallagher:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosures. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like in your amended annual or quarterly filings, as applicable. If you do not believe that revised disclosure or amendments are necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments before requesting that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement filed March 29, 2010

Related Party Transactions, page 14

1. To the extent you have agreements with the related parties, please file them as exhibits. If you have determined that you are not required to file them, please present us with an analysis supporting your determination.

Executive Summary, page 18

2. We note your statement that "the committee has determined that our compensation programs appropriately balance short-term and long-term incentives and discourage executives from taking excessive risks to maximize earnings or meet performance objectives and discourage executive officers from taking excessive risks to maximize earnings or meet performance objectives in a single year at the expense of our long-tem objectives." Please provide us with an analysis supporting your determination that your compensation policies and practices do not present risks that are likely to have a material adverse effect on you or your business.

Compensation Discussion and Analysis, Page 21

3. We note your statement on page 21, "The individual performance goals and accomplishments used to determine named executive officer's annual incentive compensation award amounts cover certain strategic incentives within our company that are confidential." We also note that you have not quantified the business unit performance measures. Please present an analysis supporting your conclusions that the disclosure of each of the individual performance goals and business unit performance measures are likely to cause competitive harm. As your analysis must explain the how the disclosure is likely to cause competitive harm, you may want to consider requesting confidential treatment for your response pursuant to Rule 83.

    Alternatively, identify each individual goal and business unit performance measure and the level of achievement. To the extent that the goals were quantified, your disclosure should also be quantified.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Item 1A. Risk Factors, page 46

1. We note that your brokerage segment operations include negotiating and placing employer-provided health and welfare insurance. Additionally, we note that you have not discussed the potential consequences of the recently enacted healthcare legislation in either MD&A or a risk factor. Please tell us why you have determined that such disclosure is not necessary.

                              * * * *

        Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Karen Ubell at (202) 551-3873, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3679.

Sincerely,

Jeffrey Riedler
Assistant Director